UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33486

INFINERA CORPORATION

(Exact name of registrant as specified in its charter)

6373 San Ignacio Avenue

San Jose, California 95119

(408) 572-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On February 28, 2025, pursuant to the Agreement and Plan of Merger, dated as of June 27, 2024, by and among Nokia Corporation, a company incorporated under the laws of the Republic of Finland (“Parent”), Neptune of America Corporation, a Delaware corporation and a wholly owned subsidiary, directly or indirectly, of Parent (“Merger Sub”), and Infinera Corporation, a Delaware corporation (“Infinera”), Merger Sub merged with and into Infinera, with Infinera surviving as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, Infinera has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INFINERA CORPORATION

Date: March 10, 2025	By:	/s/ Nancy Erba
	Name:	Nancy Erba
	Title:	Chief Financial Officer

	By:	/s/ Regan J. MacPherson
	Name:	Regan J. MacPherson
	Title:	Secretary